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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
         OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.       )
                               ------------------
                            THE CENTRIS GROUP, INC.
                           (Name of Subject Company)
                               ------------------
                          MERGER SUB OF DELAWARE, INC.
                          HCC INSURANCE HOLDINGS, INC.
                                    (Bidder)
                               ------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            (Including the Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)
                               ------------------
                                   155904105
                     (CUSIP Number of Class of Securities)
                               ------------------
                                 STEPHEN L. WAY
                          MERGER SUB OF DELAWARE, INC.
                            13403 NORTHWEST FREEWAY
                           HOUSTON, TEXAS 77040-6094
                           TELEPHONE: (713) 690-7300
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                               ------------------
                                   Copies to:
                             ARTHUR S. BERNER, ESQ.
                        WINSTEAD SECHREST & MINICK P.C.
                         910 TRAVIS STREET, SUITE 2400
                              HOUSTON, TEXAS 77002
                           TELEPHONE: (713) 650-2729
                               ------------------
                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                $150,712,863                                    $30,142.57
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rule 0-11(d) promulgated under the Securities Exchange Act of 1934, as amended. The amount assumes the purchase at a price per share of $12.50 in cash of 10,996,576 currently outstanding shares of common stock par value $.01 per share, (including the associated Common Stock purchase rights) (the "Shares"), of The Centris Group, Inc. plus Shares which may be acquired upon the exercise of 1,060,453 outstanding common stock purchase options.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

      1. Name of Reporting Persons: Merger Sub of Delaware, Inc. ("Merger Subsidiary")
        S.S. or I.R.S. Identification Nos. of Above Person: 76-0586804

--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions).
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3. SEC Use Only

--------------------------------------------------------------------------------
      4. Sources of Funds (See Instructions).

        AF, WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).

                                                                             [ ]
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization.

        Delaware
--------------------------------------------------------------------------------
      7. Aggregate Amount Beneficially Owned by Each Reporting Person.*

        1,613,035
--------------------------------------------------------------------------------
      8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

                                                                             [ ]
--------------------------------------------------------------------------------
      9. Percent of Class Represented by Amount in Row 7.

        Approximately 13.22% based on the shares outstanding as of October 11,
         1999, plus the Shareholder Option Shares (defined below) .*
--------------------------------------------------------------------------------
     10. Type of Reporting Person (See Instructions).

        CO
--------------------------------------------------------------------------------

     * Merger Subsidiary, a wholly owned subsidiary of HCC Insurance Holdings, Inc. ("HCC"), and certain shareholders of The Centris Group, Inc. (the "Company") have entered into an Agreement, dated as of October 11, 1999 (the "Shareholder Option Agreement"), pursuant to which such shareholders have granted to Merger Subsidiary an option to purchase, for a price of $12.50 per share, an aggregate of up to 1,011,835 outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), including the associated Common Stock purchase rights (the "Rights" and collectively with the Common Stock, the "Shares"), and up to an additional 601,200 shares issuable upon exercise of such shareholders' outstanding stock options (collectively, the "Shareholder Option Shares"). This option is exercisable within five Business Days after an Acquisition Proposal or a Superior Acquisition Proposal (as such terms are defined in the Agreement and Plan of Merger dated October 11, 1999 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (c)(1)), shall have successfully received and paid for in excess of 50% of the Fully Diluted Shares (as defined in the Merger Agreement). Merger Subsidiary's interest in the Shareholder Option Shares is reflected in Rows 7 and 9 of each of the tables above. The Shareholder Option Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights") of the Offer to Purchase, dated October 18, 1999, and attached hereto as Exhibit (a)(1) (the "Offer to Purchase").

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

      1. Name of Reporting Persons: HCC Insurance Holdings, Inc.
        S.S. or I.R.S. Identification Nos. of Above Person: 76-0336636

--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3. SEC Use Only.

--------------------------------------------------------------------------------
      4. Sources of Funds (See Instructions).

        WC, BK
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).

                                                                             [ ]
--------------------------------------------------------------------------------
      6. Citizenship or Place of Organization.

        Delaware
--------------------------------------------------------------------------------
      7. Aggregate Amount Beneficially Owned by Each Reporting Person.*

        4,480,332
--------------------------------------------------------------------------------
      8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

                                                                             [ ]
--------------------------------------------------------------------------------
      9. Percent of Class Represented by Amount in Row 7.

        Approximately 30.85% based on the shares outstanding as of October 11,
         1999, plus the Shareholder Option Shares and the Stock Option Shares (defined below) .*
--------------------------------------------------------------------------------
     10. Type of Reporting Person (See Instructions).

        CO
--------------------------------------------------------------------------------

     * As of October 11, 1999, HCC beneficially owned 539,500 shares. HCC and the Company have entered into an Agreement, dated as of October 11, 1999 (the "Stock Option Agreement"), pursuant to which the Company granted to HCC an option (the "Company Option") to purchase, for a price of $12.50 per share, an aggregate of up to 19.9% of the Shares outstanding on the date of exercise. As of October 11, 1999, such option would be exercisable for 2,295,679 Shares (collectively, the "Stock Option Shares"). Such Company Option is exercisable only if the Company enters into, or publicly announces its intention to enter into, an agreement with respect to an Acquisition Proposal or a Superior Acquisition Proposal. HCC's interest in the Stock Option Shares is reflected in Rows 7 and 9 of the table above. The Stock Option Agreement is described more fully in Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights") of the Offer to Purchase. Rows 7 and 9 also reflect the beneficial ownership of Shares held by Merger Subsidiary, a wholly owned subsidiary of HCC. See previous page and note to the previous table.

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Centris Group, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626.

     (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Merger Subsidiary to purchase all 10,996,576 outstanding shares of common stock, par value $.01 per share (other than Shares owned by HCC or held by the Company in its treasury) (the "Common Stock"), including the associated Common Stock purchase rights issued pursuant to the Rights Agreement, dated as of May 24, 1990, as amended by and between the Company and the American Stock Transfer & Trust Company (the "Rights" and collectively with the Common Stock, the "Shares"), of the Company at $12.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Statement also covers the possible acquisition of any Shares obtained upon exercise of any outstanding Company stock options. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (d) and (g) This Statement is filed by Merger Subsidiary and HCC. Merger Subsidiary is a wholly owned subsidiary of HCC. Information concerning the principal business and the addresses of the principal offices of Merger Subsidiary and HCC is set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and HCC") of the Offer to Purchase, and is incorporated herein by reference. The names, business addresses, present principal occupations or employments, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Merger Subsidiary and HCC are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) None of Merger Subsidiary, HCC or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and HCC"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights") and Schedule I to the Offer to Purchase, (ii) the Merger Agreement, (iii) the Shareholder Option Agreement, (iv) the Stock Option Agreement, and (v) the Confidentiality Agreement, dated August 22, 1999 (the "Confidentiality Agreement"), between HCC and the Company, a copy of which is attached as Exhibit (c)(4) hereto, is incorporated herein by reference.

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (e) The information set forth in the Introduction and Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Quotations, Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and HCC"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights"), Schedule I of the Offer to Purchase, (ii) the Merger Agreement, (iii) the Shareholder Option Agreement, and (iv) the Stock Option Agreement, respectively, is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning Merger Subsidiary and HCC"), Section 10 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights") of the Offer to Purchase,
(ii) the Merger Agreement, (iii) the Shareholder Option Agreement, (iv) Stock Option Agreement, and (v) the Confidentiality Agreement, respectively, is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information concerning Merger Subsidiary and HCC") of the Offer to Purchase and such information and the consolidated financial statements of HCC in HCC's Annual Report on Form 10-K for the year ended December 31, 1998 and Quarterly Report on Form 10-Q for the six months ended June 30, 1999, respectively, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 8 ("Certain Information Concerning Merger Subsidiary and HCC") and Section 11 ("Purpose of the Offer; Merger Agreement; Shareholder Option Agreement; Stock Option Agreement; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

     (b) - (d) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Merger Agreement, (iv) the Shareholder Option Agreement, (v) the Stock Option Agreement, and (vi) the Confidentiality Agreement, respectively, is incorporated herein by reference.

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
         NUMBER                                  EXHIBIT NAME
        -------                                  ------------
        (a)(1)           -- Offer to Purchase dated October 18, 1999.
        (a)(2)           -- Form of Letter of Transmittal.
        (a)(3)           -- Form of Notice of Guaranteed Delivery.
        (a)(4)           -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and other Nominees.
        (a)(5)           -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and other Nominees.
        (a)(6)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(7)           -- Form of summary advertisement dated October 18, 1999.
        (b)(1)           -- Loan Agreement ($150,000,000 Revolving Loan Facility and
                            $100,000,000 Short Term Revolving Loan Facility) dated as
                            of March 8, 1999 among HCC, as Borrower, Wells Fargo Bank
                            (Texas), National Association, as Agent and Lender,
                            Nationsbank, N.A., as Documentation Agent and as a Lender
                            and The Other Lenders Now As Hereafter Parties Thereto
                            (previously filed as an exhibit to HCC's Annual Report on
                            Form 10-K for the fiscal year ended December 31, 1998 and
                            incorporated herein by reference).
        (c)(1)           -- Agreement and Plan of Merger, dated as of October 11,
                            1999, among the Company, HCC and Merger Subsidiary.
        (c)(2)           -- Shareholder Option Agreement, dated as of October 11,
                            1999, among Merger Subsidiary and the shareholders of the
                            Company named therein.
        (c)(3)           -- Stock Option Agreement, dated as of October 11, 1999,
                            between HCC and the Company.
        (c)(4)           -- Confidentiality Agreement, dated August 22, 1999, between
                            HCC and the Company.
        (c)(5)           -- Rights Agreement, dated as of May 24, 1990, by and
                            between The Centris Group, Inc. (formerly US Facilities
                            Corporation) and American Stock Transfer and Trust
                            Company as successor by assignment to Security Pacific
                            National Bank (incorporated by reference to an exhibit to
                            the Company's Current Report on Form 8-K filed on May 24,
                            1990).
        (c)(6)           -- First Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on January 16, 1992).
        (c)(7)           -- Second Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on April 29, 1994).
        (c)(8)           -- Third Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on September 28, 1995).
        (c)(9)           -- Fourth Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on January 23, 1997).
        (c)(10)          -- Fifth Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on January 28, 1998).
        (d)              -- None.

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

        EXHIBIT
         NUMBER                                  EXHIBIT NAME
        -------                                  ------------
        (e)              -- Not applicable.
        (f)              -- None.

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            MERGER SUB OF DELAWARE, INC.

                                            By:     /s/ STEPHEN L. WAY
                                              ----------------------------------
                                              Stephen L. Way,
                                              Chairman of the Board and
                                              Chief Executive Officer

                                            HCC INSURANCE HOLDINGS, INC.

                                            By:     /s/ STEPHEN L. WAY
                                              ----------------------------------
                                              Stephen L. Way,
                                              Chairman of the Board and
                                              Chief Executive Officer

Dated: October 18, 1999

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  EXHIBIT NAME
        -------                                  ------------
        (a)(1)           -- Offer to Purchase dated October 18, 1999.
        (a)(2)           -- Form of Letter of Transmittal.
        (a)(3)           -- Form of Notice of Guaranteed Delivery.
        (a)(4)           -- Form of Letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and other Nominees.
        (a)(5)           -- Form of Letter to Clients for use by Brokers, Dealers,
                            Commercial Banks, Trust Companies and other Nominees.
        (a)(6)           -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(7)           -- Form of summary advertisement dated October 18, 1999.
        (b)(1)           -- Loan Agreement ($150,000,000 Revolving Loan Facility and
                            $100,000,000 Short Term Revolving Loan Facility) dated as
                            of March 8, 1999 among HCC, as Borrower, Wells Fargo Bank
                            (Texas), National Association, as Agent and Lender,
                            Nationsbank, N.A., as Documentation Agent and as a Lender
                            and The Other Lenders Now As Hereafter Parties Thereto
                            (previously filed as an exhibit to HCC's Annual Report on
                            Form 10-K for the fiscal year ended December 31, 1998 and
                            incorporated herein by reference).
        (c)(1)           -- Agreement and Plan of Merger, dated as of October 11,
                            1999, among the Company, HCC and Merger Subsidiary.
        (c)(2)           -- Shareholder Option Agreement, dated as of October 11,
                            1999, among Merger Subsidiary and the shareholders of the
                            Company named therein.
        (c)(3)           -- Stock Option Agreement, dated as of October 11, 1999,
                            between HCC and the Company.
        (c)(4)           -- Confidentiality Agreement, dated August 22, 1999, between
                            HCC and the Company.
        (c)(5)           -- Rights Agreement, dated as of May 24, 1990, by and
                            between The Centris Group, Inc. (formerly US Facilities
                            Corporation) and American Stock Transfer and Trust
                            Company as successor by assignment to Security Pacific
                            National Bank (incorporated by reference to an exhibit to
                            the Company's Current Report on Form 8-K filed on May 24,
                            1990).
        (c)(6)           -- First Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on January 16, 1992).
        (c)(7)           -- Second Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on April 29, 1994).
        (c)(8)           -- Third Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on September 28, 1995).
        (c)(9)           -- Fourth Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on January 23, 1997).
        (c)(10)          -- Fifth Amendment to Rights Agreement (incorporated by
                            reference to an exhibit to the Company's Current Report
                            on Form 8-K filed on January 28, 1998).

                                 SCHEDULE 14D-1

CUSIP NO. 155904105

        EXHIBIT
         NUMBER                                  EXHIBIT NAME
        -------                                  ------------
        (d)              -- None.
        (e)              -- Not applicable.
        (f)              -- None.